SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                   FORM 6-K



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 11, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

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(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



        Form 20-F     X                Form 40-F
                      ---------                     ----------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


        Yes                            No           X
                      ---------                     ----------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)





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FOR IMMEDIATE RELEASE

            CNOOC LIMITED TO EXPLORE UPSTREAM INVESTMENT IN GORGON
                            AND LNG SALES IN CHINA

(Hong Kong, September 10, 2003) - CNOOC Limited (the "Company", NYSE: CEO,
SEHK: 883) announced today that it has signed a letter agreement with the participants in the Gorgon Joint Venture to commence discussions regarding a potential upstream investment in the Gorgon project by CNOOC Limited. In addition, CNOOC Limited has agreed to explore marketing opportunities for natural gas from Gorgon into China. This agreement builds on the Memorandum of Understanding entered into between CNOOC Limited and Chevron Australia Pty Ltd in August 2001.

Mr. Wei Liucheng, Chairman and CEO of CNOOC Limited, stated that "LNG will play an increasingly important role in meeting China's growing energy demand. CNOOC has already developed a competitive advantage in China's LNG and natural gas markets. A potential partnership with Gorgon will further enhance our substantial position in this market and it will create a win-win outcome for China and Australia."

The Gorgon participants consist of ChevronTexaco (4/7th interest and operator), Shell (2/7th) and ExxonMobil (1/7th). The Gorgon development, located off the north-west coast of Australia, has certified proved reserves of approximately 11 trillion cubic feet (Tcf).

End

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, CNOOC Limited (SEHK: 883; NYSE: CEO) is the dominant producer of crude oil and natural gas offshore China. CNOOC Limited is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2002, its net proved reserves were 2.0 billion barrels-of-oil equivalents and its net production averaged 352,780 BOE per day for the first half of 2003.

CNOOC Limited has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

CNOOC LIMITED - RELATIONSHIP WITH ITS PARENT COMPANY

CNOOC Limited, incorporated in Hong Kong, is a 70.6% held subsidiary of China National Offshore Oil Corporation ("CNOOC"). CNOOC Limited is the sole vehicle through which CNOOC carries out oil and gas exploration, development, production and selling activities offshore China and internationally.

CNOOC, the parent company, is involved in the administrative, research, and services functions for the China offshore petroleum industry as well as other mid- or downstream petroleum projects.

*** *** *** This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of CNOOC Ltd. (the Company). These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to changes, of the PRC's economic, political and social conditions as well as government policies.

*** *** ***

For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel : +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms Anne Lui/Ms. Maggie Chan/Ms. Carol Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016/ 852-3141-8063/3141-8091
Fax: 852-2510-8199
E-mail:   anne.lui@knprhk.com
          carol.chan@knprhk.com
          maggie.chan@knprhk.com

                                  SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                              CNOOC Limited


                                              By:  /s/ Cao Yunshi
                                                   -----------------------
                                                   Name: Cao Yunshi
                                                   Title:  Company Secretary

Dated: September 11, 2003